Exhibit 99.6

Earnings Call 1

EARNINGS CALL-1

Q1 2018 RESULTS

July 14, 2017

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

investors

Edward Caso

Wells Fargo

Diviya Nagarajan

UBS

Viju George

JP Morgan

Yogesh Agarwal

HSBC

Priya Rohira

Axis Capital

Ashish Chopra

Motilal Oswal Securities

Sumeet Jain

Goldman Sachs

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Karuna. Hello, everyone and welcome to Infosys earnings call to discuss Q1 FY18 results. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and M.D. Dr. Vishal Sikka; COO Mr. Pravin Rao, CFO Mr. M.D. Ranganath, Presidents and the other members of the senior management team.

We will start the call with some remarks on the performance of the company by Dr. Sikka and Ranganath, subsequent to which we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Dr. Sikka.

Vishal Sikka

Thanks, Sandeep. Hi, Everyone. Thanks for joining.

I am really proud of our achievements in Q1. It was the passion, focus and execution of our management team and of every Infoscion to steadfastly continue on our path to transformation. We are deeply convinced of the differentiated value that we can deliver to clients, helping them leverage the power of AI and Design Thinking to reimagine their business. We can do this through our learnability and our culture of innovation in which every Infoscion is empowered to be a proactive problem-finder.

During the previous earnings call, I had emphasized our relentless focus and our commitment to execution in Q1. This is reflected in our all-around performance in Q1 - solid constant currency revenue growth, resilient margins despite multiple headwinds, record cash generation, improvement in utilization, improvement in revenue productivity per employee and uptick in revenue per FTE. Ranga will provide more colors on this shortly.

In Q1, our revenues grew sequentially by 3.2% on reported dollar basis and 2.7% on constant currency basis. Growth was distributed between both volumes and realization with volumes growing by 1.7% quarter-on-quarter and realization growing 1.8% quarter-on-quarter. On a year-on-year basis, revenues grew by 6% on reported dollar basis and 6.3% on constant currency basis. INR revenues declined by 0.2% sequentially due to rupee appreciation and increased by 1.8% on year-on-year basis. Our utilization excluding trainees was 84% which is the highest level in 15 years and including trainees the utilization was 80.2% which is at its highest level ever.

I am happy to share that driven by our improved performance compared to the last few quarters, we are paying higher variable pay to our employees this quarter. Consistent with recent quarters, the percentage payout will be higher at lower levels and lower at senior management and leadership levels. Within each level, we will continue to strive towards higher performance differentiation through different payout level. Attrition was at 16.9% on a standalone basis as compared to 15.8% in Q1 of last year and 13.5% in Q4 of last year owing to seasonality when employees leave to pursue higher studies.

We had broad-based growth across verticals and geographies including Financial Services & Insurance, Retail, CPG, Energy and Communications Services verticals. On Financial Services, our growth is expected to pick up in the second half of the fiscal year as the impact of increased interest rates and lower regulatory pressures in the US, start to reflect in client spending.

Consistent with our commentary last quarter on higher disclosures for the high growth Cloud First, AI First areas that are strategic to our clients, this quarter we have disclosed revenues from new services and software that we started since the 1st of April 2015. 8.3% of Q1 revenues came from these new services that were launched in the last two years. Similarly, 1.6% of our Q1 revenues came from new software started since the 1st of April 2015 comprising of Edge, Nia- our next-generation AI platform, Panaya and Skava.

In management, we also welcome Inderpreet Sawhney to Infosys as our new General Counsel. Inderpreet brings to Infosys a wealth of critical experience at large complex global firms, as well as small innovative ones from India to Silicon Valley, to help us become a much more global, agile organization whilst upholding the highest standards of integrity and governance.

Finally, we announced plans to hire 10,000 American workers over the next two years and establish four innovation hubs with the first two in Indiana and North Carolina where we will hire 2,000 people each in the next few years. In Q1, more than 600 US workers have already been hired. This is a continuation of plans that we launched in 2014 starting with 2,000 Americans, to get closer to clients, deliver new high touch, high value services, leverage the best local and global talent and also build the next-generation of innovators through world-class education and training.

Now, let me share some specifics of our strategy execution. In renewing traditional services in Q1, through our Zero Distance program, we delivered grass-roots innovation leveraging Design Thinking. To-date more than 16,500 ideas have been generated and more than 2,200 of these already implemented with clients including in Australia, Myers, My Picker App that was used for fulfilling retail orders much more efficiently with a great user experience. We are now evolving to Zero Distance 3.0 with a strong focus on themes and solutions. From the 16,500 ideas, the teams have synthesized more than 75 themes including health monitoring, insurance claims adjudication, digital farming, cyber security and others with a potential for reuse, conversion into packet solutions and IP creation. We continue to drive automation into our service lines saving more than 3,500 FTEs worth of effort in Q1. Beyond saving FTEs, we have seen radical use cases of Nia within our services. Nia is being used for large scale transformation within AMS as well as to drive cost savings in managed projects. Our Zero Bench program continues to thrive with more than 42,000 work packets created and 24,000 work packets completed by the end of Q1. In addition, our talent on the bench is being reskilled and upskilled in areas such as UI, Business Intelligence and Mobile, or gaining hands-on experiences in client engagement.

In New Digital Services, we continue to build out our new higher growth, higher margin, higher RPE services which are exactly in line with clients most important business needs and we are seeing strong traction in these. Cyber Security, for example, is one of our fastest growing new services given the heightened awareness at the CXO level due to recent events.

Coming to new Software-led offering, in Q1, we saw continued momentum in Nia, Skava, Edge and Panaya. We launched Nia in April, building on and accelerating our work over the last 2.5 years with our first-generation AI platform and together with IIP and AssistEdge. Now with more than 160 AI-based scenarios across 70 clients, Nia is central to all our conversations with clients. What started as a journey of IT use cases, quickly moved to strategic areas such as sales operations, demand sensing, supply chain, digital contract engagements and other critical business areas.

In EdgeVerve, we had a strong performance with 24 wins and 21 go-lives for Finacle and 12 wins and 17 go-lives for Edge products. We launched the Pilot Blockchain Network for international remittances.

Our TradeEdge network now with more than 2,000 partners, processes approximately 3 billion transactions per month. We are now integrating our Blockchain network with this TradeEdge network to open significant monetization opportunities for clients. Skava Commerce, continues to gain traction. We are investing heavily in bringing the AI capabilities of Nia to power our next-generation digital commerce platform. Across all new areas, we continue to drive Design Thinking into all our engagements with clients and build out our strategic design consulting practice where we are helping, for example, BP to reimagine their HR onboarding experience, Adient to accelerate their transformation in the rapidly evolving automotive industry, ERM to reimagine the sustainability challenges of the future and Spark New Zealand leaders to find frame and rapidly prototype solutions to important problems in their highly disruptive markets.

Finally, in this quarter, we ramped up our efforts around the rollout of the GST program which launched on July 1st. The system has already handled a peak of more than a million logins daily with more than 40 million page views. Once complete, this will be one of the largest open source projects and the largest tax project in the world. As we speak, we are proud and humble to be handling the digital economic infrastructure for the entire country from company formation to direct and indirect tax. A project of such unprecedented scale and complexity will always present challenges during rollout which we will continue to address with agility and dedication.

Coming to culture, we continue to simplify our internal processes through automation. We deployed Nia into our iTravel System to drive efficiency. We continue to invest in education and training. I am really proud to say that our second Stanford Global Leadership Program Batch graduated with 36 graduates in Q1, bringing the total graduates to 70 so far and another 40 in the current batch. This is one of a kind program to help us build our next-generation leaders.

From a learning standpoint, the Digital Tutor Social Platform now has more than 3,500 learning videos and tutorials and the Infosys Learning Platform now has 181 courses with over 45,000 unique users to date. We have trained over 2,100 employees in Nia. Design Thinking now covers more than 142,000 employees across the organization.

Following the recent announcement to hire 10,000 American workers in the next few years, the first batch of training for these fresh hires will be conducted in-house by Udacity from July of this year. In our foundation program in training, over the last two years, the first-time pass percentage has increased from 45% to 65% and the percentage of high performers have increased from 16% to 36.4% as a result of innovation in our education and training.

Looking beyond business, some of the key initiatives of the Infosys Foundation in India in this past quarter included improvement in renovation of the existing pediatric ward building hospital in Odisha and construction of a major operation theatre complex at Kidwai Memorial Institute of Oncology here in Bangalore. The Foundation also partnered with local bodies to distribute and channel waters through a gravity technique to rural drought hit villages of Andhra Pradesh. Infosys Foundation in the US hosted its Third Annual Thought Leadership Conference CrossRoads in San Francisco. This is one of a kind event in Computer Science and Maker Education which featured 155 participants from 133 organizations from academia, policymaking and non-profits and dozens of panels featuring in this. The Foundation also announced the 25 winners of the 2017 Infy Maker Award in a blog that was written by a NASA Astronaut Alvin Drew. The Foundation extended its ‘WhyIMake Maker Education Awareness Campaign’ by releasing a new episode with famous makers to TV networks and broadcasters across the US resulting in 3,000 plus nationwide airing reaching over 28 million viewers.

Coming to guidance, I am happy with the multiple aspects of our Q1 performance. Based on our expectations for the rest of the year, we are retaining our guidance at 6.5% to 8.5% in constant currency.

In closing, I am pleased with our performance this quarter. This has further strengthened my belief that when we are focused, purposeful and empowered in our work, there are no limits to what we can achieve.

I will now hand it over to my friend, Ranga, for his comments. Thank you.

M.D. Ranganath

Thank you, Vishal, Hello, everyone. Vishal has already talked about revenues and business outlook. Apart from revenues, the key outcome of the quarter has been strong cash generation and improved operational efficiencies which is reflected in operating margins. Let me address these one-by-one.

Cash generated from operating activity as per consolidated IFRS was robust at Rs. 4,151 crores. Likewise, free cash flow (operating cash flow less capex) increased to Rs.3,598 crores. Capex for the quarter was Rs.553 crores, a reduction of Rs. 110 crores from last quarter. Due to strong cash generation, cash and cash equivalents including investment stood at Rs.39,335 crores, an increase of Rs. 562 crores from the last quarter despite a large outflow of Rs.3,363 crores on account of dividend during the quarter. Operating cash flow as a percentage of net profit remained over 100% for the fourth quarter in a row. Mohit and team have done a great job on collections during the quarter.

Coming to operational efficiencies, utilization excluding trainees increased further to 84% as compared to 80.5% in Q1 of last year. Likewise total employee cost reduced to 54.6% of revenue in Q1 this year as compared to 55% in Q1 of last year, a drop of 0.4%. However, the subcon cost as a percentage of revenue went up by 0.9% in Q1 to 6.3% of revenue, partly due to higher utilization level of 84% and onsite talent demand. Onsite mix increased to 30.1% and Ravi’s team is working towards moderating this. Ravi and team did an exemplary job in improving the operational efficiencies on multiple fronts.

Onsite volumes grew by 2% and offshore volumes grew 1.5% QoQ. Pricing realization improved by 1.8% in reported terms sequentially and 1.3% in constant currency terms. On a year-over-year basis which is a better comparison, pricing realization decreased by 0.5% in reported terms and 0.2% in constant currency terms.

Our gross margins in Q1 were 36.2%, 0.1% lower compared to Q1 last year and 0.9% lower compared to Q4.

Our operating margin for Q1’18 is at 24.1%, which is same as Q1 last year. Sequentially, operating margin declined by 60 basis points. Appreciation in rupee impacted margin negatively by 80 basis points which was partly offset by 20 basis points benefit we got from cross-currency movements. Improvement in utilization helped margins by 90 basis points while improvement in realization helped margin by 50 basis points. However, this was offset by higher employee cost due to higher variable pay, visa cost and subcon cost which impacted the margin by 140 basis points.

Yield on cash for the quarter was 7.07% as compared to 7.12% last quarter. Our hedge position as of June 30, 2017 was $1481 million.

EPS for the quarter was Rs.15.24 as compared to Rs.15.03 in Q1 last year which is a growth of 1.4%.

We ended the quarter with a total headcount of 198,553 at the group level which is a decrease of 1,811 from last quarter. Net headcount addition was 3,006 in Q1 of last year. On year-over-year basis, the headcount grew by 0.8% as compared to revenue growth of 6.0% in reported terms which is reflected in increase in revenue per employee to $51,921.

During the quarter, the company has written down the entire carrying value of the investment in its associate DWA Nova which was invested as part of Infosys Innovation Fund. The impact of write-down of this investment on Q1’18 profit is Rs.71 crores.

Coming to Capital Allocation Policy, the company reiterates its commitment to execute the capital allocation policy announced in April 2017 in a timely manner. As envisaged in the capital allocation policy, the company has identified an amount of up to Rs.13,000 crores to be paid out to shareholders during fiscal 2018 in a timely manner. As the company has a large global shareholder base and is listed in multiple countries, the manner of distribution to shareholders require compliances and approvals under several jurisdictions. We are in the process of finalizing a distribution mechanism that complies with applicable regulatory requirement in the best interests of all shareholders.

We are retaining our constant currency revenue guidance of 6.5% to 8.5% for fiscal ’18. Similarly, we expect our fiscal ’18 operating margins in the range of 23% to 25%. As you know, we have rolled out compensation increases for certain levels w.e.f. July 2017 and hence there will be an impact on operating margins in Q2. While the average compensation increase is approximately 6%, our top performers have received higher increases.

With that we will open the floor for questions.

Moderator

Thank you very much, Sir. Ladies and gentlemen, we will now begin with the question-and-answer session. Our first question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Good evening, I was curious if you could give some more color about what is happening in the BFSI space, the various components, and maybe US versus Europe?

Mohit Joshi

As we mentioned in the previous quarter as well, the situation is a little bit fluid. But we remain optimistic. There is a little bit of transmission time between revenue increases and the impact on tech budgets. So I am quite hopeful that we will start to see that in the second half of the year. For this quarter, growth has been in line with expectations. The overall story of software plus services is resonating quite well in the sector. Insurance has grown very very strongly at 19% for us. Overall it is moderate growth which we expect will pick up in the second half of the year.

Edward Caso

My other question is, the headcount was down sequentially similar to one of your peers, is that a trend that you expect to continue or was that a seasonal timing issue and how much more room do you have on utilization, is this 84% sort of the new level that we should be thinking about?

M.D. Ranganath

Coming to headcount, as you rightly pointed out, this quarter the net headcount addition was negative 1800 as compared to addition of 3000+ same quarter last year. The point to note is, if you look at quarter to-quarter there will be lot of variations in terms of timing of joinees and so on and so forth. The better indicator probably is really the year-on-year. Part of this from 3000+ to -800 is partly due to higher utilization as you rightly pointed out. At the same time the other indicator that we watch is, on a year-on-year basis what is the increased in headcount and how does it stand relative to the revenue growth. If you look at this quarter, Q1-over-Q1 of last year, headcount increased by 0.8% whereas the revenue reported went up by 6.0% in reported terms and 6.3% in constant currency terms. We need to watch this. Is it because of only utilization or is it because of the better automation and productivity in projects? We do not want to jump to conclusions but we would like to watch this closely for the next couple of quarters. As Vishal mentioned, the per capita revenue has improved for several quarters in a row, so we need to keep a close watch.

Coming back to the efficiency levers, I think this quarter has been very positive on the utilization levels even including trainees which is about 80.2% as compared to 76.5% last year same quarter. While we try to look at it, it is extremely important to optimize other levers at the same time. For example, onsite mix is still high at 30.1%. Apart from the utilization, the other piece I just want to highlight is onsite employee cost as a percentage of revenue this quarter was lower than the same quarter last year. This quarter, we had 38.5% of revenue as onsite employee cost as compared to 39.3% same period last year. Part of which is also due to the fixed-price projects, the overheads and we are re-looking at some of the ability to release people from fixed-price projects and redeploying them on new projects. So some of these initiatives as well as role ratio onsite. These are some of the levers still we have to work on and maybe some early pieces are reflected here. These are the pieces that we will continue to focus in the coming quarters.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Just couple of questions on the digital side, thanks for breaking out the new services, I assume that what you reported new services is essentially a part of what the overall digital exposure is. Vishal, I know your views on digital but is there any way we could get a sense on what the overall digital exposure for the company is and the trends that you see there for the next couple of years, that is question one?

Secondly, I think we have discussed this on margins, but other than utilization and wage hikes that have deferred into the next quarter, what are some of the key margins levers that we still have left going into the rest of the year? Thank you.

Vishal Sikka

Hi, Diviya, thanks for saying my views on digital. As you know there are no analog computers anymore although Professor Jennifer Hasler at Georgia Tech is working on a neuromorphic board that uses analog technology for the post Moore’s Law World and that will come in 2025, then probably less than 100% of our revenue will be digital at that point. The six new service categories that I have laid out, these are in the Cloud First, AI First, Digital Experiences, Internet of Things, Cyber Security where you have intrusion detection, API economy. The important thing about these services is that they did not exist couple of years ago, they are new. They are extremely aligned to the strategic priorities of our clients and to the spending, Therefore, we call this high-growth and similarly new software which is our new software offerings that we did not have more than two years ago, is now 1.6% of our revenue this quarter. Altogether that is about 10%. But more importantly if you look at that revenue growth in those last two years since April 2015, we have added app. $2 bn in revenue since then and $ 1 bn of that $2 bn has come from these services. So these are high-growth areas that we are really focusing on executing on in the future. We have thought a lot about how the industry characterizes digital. Even though I very strongly believed that we are the ultimate digital company and everything that we do is digital, we looked at how the peers define digital. If we look at that definition, then our digital revenues are in the neighborhood of 23% in this quarter.

M.D. Ranganath

Coming to operating margins, they are steady. Last year we had given the range of 24% to 25% and we did 24.7%. We exited the last quarter at better margins. At the same time, we also indicated the new band of 23% to 25% keeping in view three primary factors. One of course is the rupee appreciation, already the rupee has appreciated 3.5% on an average basis, so the effect of that is already reflected in Q1 as well. That was one factor. The second factor of course is the ramp up of US talent model. So apart from the compensation hikes that we effect every year. These are the three pieces which went into our margin guidance of 23% to 25% as compared to 24.7% margins last year.

Coming to this quarter, there were headwinds on rupee itself about 80 basis points and positive on cross currency about 20 basis points. Utilization helped us by 90 basis points as well as the price realization improvement helped us by 50 basis points. Both put together it was 140 basis points which was entirely offset by higher variable pay to employees, higher visa and sub-con costs. Going forward, the compensation hikes will come to affect and we have to continue to focus on the other operating levers as well. Utilization, and the onsite employee cost a percentage of revenue is another focus for us. This quarter it declined on a year-on-year basis, but we need to see what other efficiencies that we could leverage upon. Of course, the onsite mix is the second one which we need to focus on.

In the medium-term while these operating levers will kind of stabilize, the most important piece would be really how much of the productivity related pieces will start to accrue to us. That is where our real focus should be in the medium-term. In the short-term these are some of the pieces that we are working on.

Moderator

Thank you. The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Vishal, you talked about the ‘New’. You have defined it, you reported it out this quarter, nice to see that. Based on your understanding of how fast these service lines are growing and also if you married this together with the legacy compression, when do you think there might be inflection point where the upward movement of the ‘New’, if you will, will start to overpower the downward impact of the old. Do you think we are 2 to 3 years away from the transition and what are the points as investors might need to follow to get that understanding?

Vishal Sikka

That is a great point Viju. Unfortunately to answer that in detail I need a whiteboard. So perhaps next time I see you we can talk about that. The reason I say that is first of all, we are defining this ‘New’ with a time horizon in mind. This is similar to the vitality index or these kinds of measures that other companies use. We will continue to add more services to this list and some of these services as time goes by will no longer be so new. There will be a change. The second part of your question is what happens to the traditional business. I mentioned earlier in response to Diviya’s question that the market does not really have a precise definition of digital. Some people have half their revenue in digital and some have 10% or whatever. When we looked at the definition by our peers, we are at roughly 23% in the so-called digital kind of services. But there is another split that I have talked to you about before. That is the split between the areas where we build software and areas where we maintain, run and operate software. This is a good capture of the commoditization of what is happening.

My sense is that the way to deal with the commoditizing services is not so much to end those and focus on the newer ones, but also to use that opportunity, use automation and Design Thinking as a springboard to transform that commoditizing engagement into an innovative engagement. So if you are doing, for example, data center maintenance in a legacy manner then you can bring in automation technology, you can bring in new ideas around cyber security and cooling to transform the way the data center is managed and operated through a massive adoption of automation. So what you will see is a transformation of the commoditizing services towards these new services. One of the new services that we have, for example, is the migration of legacy mainframe workloads to the cloud, to AWS, to Azure and so forth. This is an example where a traditional mainframe maintenance work which would be in the ADM service would go into the transformation kind of a work and so on.

Our endeavour is to get 100% of our services into this model, where we are bringing in more and more embrace of automation and innovation. People often ask me you talk about Zero Distance. I mentioned earlier we have had more than 16,500 ideas in Zero Distance. Almost half of those pertain to automation. These all come from the bottom up, from the ground up. I think that as we expand that and we bring these themes, we marry these new service lines to the Zero Distance work, more and more adoption of this will happen. Bottom line is in the end, this will all be reflected obviously in revenue growth and margin growth, but especially in revenue per FTE. As Ranga mentioned, for six quarters in a row, we have improved in revenue per FTE. For now, we are highlighting this roughly 10% that we had 8.3% in services and 1.6% in software which did not exist two years ago. I expect we are very heavily focusing on executing on this and we wish to see a high growth in these services.

Viju George

On Financial Services, we have got off the year with a somewhat muted start. Mohit I think you had mentioned in the earlier quarter that some part of revival is baked in the guidance, but if you are not seeing this in the September quarter and it you are expecting H2 to see a flush if you will, is it not a risky assumption because these are seasonally weaker quarter so if you are not seeing it in the September quarter then we will miss the BFSI revival bus altogether for this fiscal?

Mohit Joshi

No, I agree with you what you are saying Viju. But there are two things here. What you have seen in our results, is also reflected in the broader industry. You are seeing that even with the other results being announced that people are not seeing a flush of revenue growth. Having said that, I feel that our revenue growth was very competitive, 2.6% in reported terms, a very strong performance in Insurance. As you have seen yourselves, if you go back in past to six to eight quarters, you see a consistent track record of very competitive outperformance against the industry. That is our view that as and when the market picks up we will be able to gain the largest percentage of market share. I agree with you on the seasonality bit for Q3 and Q4 but please remember that our model also is changing now. Rather than purely services, this is now a software plus services model. To that extent we are hopeful that the seasonality will be a little bit muted as software does not have the same seasonal cycles as the services business.

In Europe and in the ROW, specifically in Australia we have continued to see track record of very, very strong performance. Our Insurance business grew at 19%. In the US business, we have not seen the sort of uptick that we expected to. There is still the overhang of everything happening in terms of client concerns about immigration or some level of insourcing or sourcing through the captives. Having said that, our competitive position remain strong and as and when the market picks up, I have no doubt that we will be the biggest beneficiary of that rebound. While I cannot predict what the market will be in H2 in terms of technology spend for banks, I can assure you that we will have a very strong performance relatively.

Viju George

Lastly on per capita revenue trends, I don’t know if you have answered this, but how much of the improvement you think is attributable to pure utilization uptick versus some of the most structural things that you are talking about like automation, solutions etc., playing through the model?

Vishal Sikka

It is a combination of those. Like Ranga said earlier, we do not quite have a precise answer on how much contributes to what. We have been reporting the FTE release number in the past. While it is an accurate capture of the effort that we save, it does not really reflect in the margin. Adoption of Nia in our delivery team is one of the key things. We started to see the first serious results of this emerge in this past quarter. So several hundred of this automation related FTEs saving was a result of tooling improvements in the work that our teams do. Obviously utilization getting to 84% and especially including fresher utilization at 80.2% has a huge impact on that as well. There are also other factors around the onsite mix and things like this. I would say it is a mixture of all of these, but we cannot give you more color on this.

M.D. Ranganath

Yes, that is right. I think utilization is one clear factor that will also need to be separated from the productivity piece. What is more important is whether the net headcount addition which is negative 1800 as compared to +3000 last year same quarter, how does this move on from the present utilization level is something probably we would need to closely watch. More importantly on the fixed price project is where, especially onsite, release of people and redeploying them into new projects, is where bulk of the focus would also be. We need to see the utilization part separating out plus the releasing of people from fixed price. How much of that has given the uptick to the per capita revenue and the balance of course is the automation and core productivity. I think we need to put into these three buckets on which we will give more color in the coming quarters.

Moderator

Thank you. The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

Firstly, Vishal the world is changing for Technology, Digital, Automation and you need to invest in that, it is understood. But if I look at the R&D spend, that has actually been coming down over the last few years both absolute and percentage of revenues. Also you guys expense it out everything in that year itself. So I was wondering one, why the R&D spend is not increasing? Secondly, if these are all long-term IP initiatives, why can't you capitalize it? That is the first question and secondly, any big picture in general views on the margins for the new services because these are solutionized, so are the margins better or lower for these services?

Vishal Sikka

Yogesh on the R&D, this is something we are working a lot on. I think that as you know we are operating the company in a very complex environment right now with multiple margin headwinds and so forth. That is one part of it. But really at our level, I think that we can get by with a very focused effort in our software, in our R&D in services and in R&D in training and you will see that. If we feel like there is a change in the profile and that we will let you know. But for now, I feel comfortable with how much we are spending in these areas. Earlier today, I went to the media briefing in an autonomous golf cart that was built by our engineering services team. It is something that incredibly proud of. So this kind of work I think has to been done but it has to be very deeply aligned to co-creation together with clients, as well as to building technology in a minimum viable kind of a rapid co-creation, rapid innovation, rapid prototyping kind of a model. So this is the new way to do it. When I started, we had a large lab with several hundred people and these kinds of things are irrelevant in services industry. We do invest, we make donations. For example, we donated to many areas around general purpose R&D and so forth and will continue to do that. The second question on margins, perhaps Ranga you can answer this one.

M.D. Ranganath

On the margins, we have given a band of 23% to 25% last year. Last 2 years, the margins have been steady and in a very narrow band of 24.7% to 25%. Though we exited last year on a strong margin, we did give 23% to 25% primarily on account of three reasons. One of course is the rupee appreciation, 3.5% average basis we have already seen. The second piece was on the ramp of the US talent model and the third is the compensation review and things like that. So this quarter of course margin has been stable as compared to last year same quarter at 24.1%. The headwinds of rupee was 80 basis points and cross currency gave us benefit of 20 basis points. The operational efficiencies and the utilization and price realization did help us by 90 basis points and 50 basis points respectively which clearly went back to variable pay increases, sub-con and visa costs as compared to last quarter. So we reiterate 23% to 25% while we focus on couple of other levers which I talked about earlier. So this is the band that continues for balance of the year.

Yogesh Agarwal

Ranga, I was just asking about the new services.

M.D. Ranganath

On the new services, the new services that we have called out, the operating margins are higher. Some of them are not really offered on a standalone basis to the same customer. We need to really look at much more discretely. One of the reasons why we identified the services was we did not want to give a broader number, but we wanted to tag them at the project level. So that there is a clear tagging at the project level to monitor both the financial performance as well as operating performance of those service lines. Our view is that though collectively now it is 8.3% when they get into more critical size, let us say each one of them is at certain threshold let us say 4% or 5%, we would like to call them out so that much more visibility is there to them as well. At a broader level, these new services are at higher operating margins.

Moderator

Thank you. The next question is from the line of Priya Rohira from Axis Capital. Please go ahead.

Priya Rohira

Thanks for this new disclosure on new services and new software. I just wanted to follow up on that. Ranga, you mentioned about these margins being higher, but any color on the revenue productivity or the vertical specific clients to which these services have been catered to?

M.D. Ranganath

Well, just like in the operating margins, they are certainly at a higher revenue productivity, both on a blended basis as well as the onsite and offshore basis. They have been primarily distributed, for example, certain services are more towards Retail. If you look at the digital experience and the user experience are more in the Retail areas. Hence, I would not say that they are kind of skewed in a particular vertical, they are much more broad-based.

Moderator

Thank you. Next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

Just a couple of questions. Firstly, Vishal you mentioned about the incremental revenues in the last 2 years from new area services and software and I think Pravin also made a comment contrastingly on the TCV of large deals in the media briefing. So just wanted to understand from you that from the way you see the buyer behavior in the market, do you think that probably it is right for you to reconsider the benchmarks or yardstick of business wins wherein maybe the $1 bn of renew deals that you were chasing earlier may not necessarily be the way to go forward and maybe you would look at it differently?

Vishal Sikka

Absolutely, Ashish. That is a great point. If you look at the new services, as Ranga mentioned they tend to be higher margins, they are higher value. But they are also shorter projects with smaller teams, more rapid iterations, agile work typically co-created together with clients and so forth. The typical maintenance projects have larger size teams working on them. These projects tend to have smaller size teams and so on. It is a very different kind of an atmosphere compared to the large maintenance projects or large operate type of projects. Therefore, we did not report the large deals numbers this quarter and instead we are reporting the new services and new software number. However, from a business priority point of view, there is still a lot of activity in that area. We did roughly the $657 odd mn or so something like that in Q1 in the large deals. Wherever there is large deal to go after that fits into our business profile, we are going to be extremely competitive and continue to go forward on that.

Ashish Chopra

In the newer services, Ranga alluded to the per capita income being higher or per capita revenue. Is it closer to the aspired number of $80,000 or just any color on around where would this land up would be very helpful?

Vishal Sikka

I think that remains to be seen and over time we will disclose that. Even though informally Ravi and I have been monitoring this for the last 2.5 years, this is the first time that we have gone into the detail at a project level and created this reporting in this quarter. So the relative performance and some of the important metrics will only start to become relevant over the next few quarters. The important thing is that we are growing very well in these areas. Majority of our growth since April of 2015 has come in these new areas, we are very excited about it. The RPP and those things, it is too early to comment on those. These new services, we will see how that goes. In terms of new software, obviously the revenue per employee in the software world is much higher.

Ashish Chopra

Lastly from my side for Ranga. So Ranga you have been tracking this number of onsite employee cost as a percentage of revenues for some time and improving on it. But is there any number that you target as to where you can get at or also where probably Infosys had been at the past at the lower end of the band that you think you can achieve. So just to get a sense on what is the kind of juice to the margins from this efficiency lever? Thanks.

M.D. Ranganath

Our focus is to look at the trajectory and see whether the trend line of the trajectory is improving, that is our focus. When we say onsite employee cost as a percentage of revenue, it is a function of both numerator and denominator. While the revenue mix led improvement in that percentage is much more medium-term and also probably tougher, I think in the short term, it is a more numerator led percentage improvement. To answer your question on specific goal, we would rather focus on that trajectory improvement because there are multiple threats here. We would rather focus on that.

Moderator

Thank you. We have next question from the line of Sumeet Jain from Goldman Sachs. Please go ahead.

Sumeet Jain

Thanks for the opportunity. Firstly, wanted to understand about the European region. We have seen both yourself and even your bigger peer has given a very strong growth in this part of the world. So in which verticals are you seeing this growth and also how is the shift towards Digital and Cloud happening in Europe versus US, if you can give some color?

Mohit Joshi

Europe growth has been broad-based across all sectors and actually reasonably spread out geographically throughout Europe as well. If you recollect about a year ago, people had concerns about what impact Brexit for instance would have on European technology spending on our revenues. We have not seen that impact so far. Financial Services which would be the most impacted sector by Brexit has continued a very strong performance. We also have a lot of greenfield opportunity in Europe. We do not have the same degree of saturation as we do in the US market for instance. Whether it is in the Nordics or in Southern Europe or even in the Benelux region, we still have a large number of prospects and the opportunity to mine existing clients very deeply. We are also continuing to invest fairly heavily in Europe in terms of local hiring, in terms of beefing up our hunting and our farming teams for our accounts. Both Rajesh and I are very optimistic about our long-term potential in this region. The currency factor does complicate things a bit but in this quarter, it has actually helped us on a reported basis.

Sumeet Jain

My next question is around the efficiency levers. We saw the utilization has picked up very strongly for us. So any theoretical levels beyond which we cannot improve it further, if Ranga can give any color around that? So what level can we really take it to using the automation tools?

Vishal Sikka

There are two parts to that. Maybe I can start and then Ravi you can add on. The question is about utilization. Right now, we are at 84%. When I started, we were in the high-70s. I remember Ranga and I used to sit and look at these things and we used to think that the wheels will come off at 77, then 78, then 80, then 82. So far the wheels have not come off. Having said that when you look at the new services, we have to think about staffing and training resources in new ways. We have to look at the sub-con spend as a lever in developing our abilities in new services and especially in new ways to bring our teaching. For example in AI, in cyber security, we have worked on new immersive ways of teaching our employees. We have crossed 3000 people in training on AI including 2100 on Nia and this fancy golf cart that we have built and things of this nature. Recruiting goes a long way in that. When it comes to automation, the release of people's effort by bringing in productivity, bringing in automation, that takes two shapes. If you do not change the nature of the work that you are doing, simply bring automation into that, then that has effect of improved margin, less number of people and things like this. Whereas typically what happens is when you bring automation into the program, then there is more a business process improvement that ends up being flavor of what you end up doing so there is that dimension to that as well. Then the project that you are working on becomes more transformed in the client landscape. It is a mix of all of these things and the three important things in the end - revenue growth, margin growth and especially revenue per employee. Ravi, you want to add anything on the utilization, how much room there is and all that?

Ravi Kumar S.

Utilization is a fairly broad-based set of metrics which is impacted by the quality of demand, the ability to take the pyramid of talent and staff on projects. So you need fairly good quality of demand. Most of what we have is at the bottom of the pyramid. If we really have to push the utilization to that level where we are today, you just need to work at the bottom of the pyramid because top of the pyramid is extremely easy to staff and in onsite, we run a tight shop. The zero bench initiative helped us to get the bottom of the pyramid much more enabled and ready for projects even without getting into a project at the first place. That is one of the reasons why I think structurally our utilization has consistently gone up in the last few quarters. The quality of demand, the ability to tighten in the operational metrics, take out any waste in the system and more importantly look for improving utilization at the bottom. In fact, our utilization including trainees shot up as well because we have had a very healthy bottom of the pyramid uplift into the system. But what is in store for the future is also dependent on how our US talent plan pans out. Because the US talent plan will actually infuse a large number of campus hires in the US and it is going to infuse the pyramid in many ways. So our ability to keep it at the levels we are depends on how well we can absorb the transition to the new talent model.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I would now like to hand over the conference back to Mr. Sandeep Mahindroo for his closing comments. Over to you, sir.

Sandeep Mahindroo

Thanks everyone for spending time with us on this call. We look forward to talking to you again during the quarter. Have a good day.